Appendix A
to the Operating Expenses Limitation Agreement

(as amended on October 16, 2014 to add the Retail Class to the Scharf Fund;
effective as of January 28, 2015)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Scharf Fund
Institutional Class	1.09%
Retail Class	1.34%
Scharf Balanced Opportunity Fund
Investor Class	1.20%
Scharf Global Opportunity Fund
Retail Class	Inception through January 27, 2016 January 28, 2016 through January 27, 2017 January 28, 2017 and thereafter	0.50% 1.15% 1.50%

ADVISORS SERIES TRUST		SCHARF INVESTMENTS, LLC
on behalf of the Funds listed on Appendix A

By:	/s/ Douglas G. Hess	By:	/s/ Brian A. Krawez
Name:	Douglas G. Hess	Name:	Brian A. Krawez
Title:	President	Title:	President